September 2, 2004

Mail Stop 0409

Michael F. Foust
Chief Executive Officer
Digital Realty Trust, Inc.
2730  Sand Hill Road, Suite 280
Menlo Park, California  94025

Re:	Digital Realty Trust, Inc.
Registration Statement on Form S-11 Filed August 2, 2004
Registration No. 333-117865

Dear Mr. Foust:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to disclose the reason for structuring the formation transactions so that you redeem partnership units received by the members of GI Partners rather than structuring it so that such persons receive cash. We may have further comment.

2. We note your disclosure on page II-2 that all initial contributors "irrevocably committed to the contribution" of interests and assets prior to the filing of the registration statement. We further note that the units to be issued to at least one of the contributors are "subject to adjustment by the underwriters in a range between $75 million and $175 million if necessary to facilitate this offering." Please confirm that the amount of consideration or the formula for determining the consideration for these properties was contained in the written agreements executed prior to the filing of the registration statement. Supplementally provide us with a copy of the executed agreements whereby these sellers were irrevocably committed to the sale of the properties.

3. Throughout the prospectus you reference and rely on certain demographic and market data. If the demographic and market data upon which you rely has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazine, please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Alternatively, if such information is only available to customers or subscribers of the provider, please file a consent from the provider for the use of its name and the information attributed to it.

4. We note that throughout the prospectus you use the phrase "we believe" or similar statements. For example, see:
* p. 1 "[our tenants] are leaders in their respective areas."
* p. 1 "the location of and improvements to our facilities are generally essential to our tenants` businesses..."
* p.2 "Based on current market rents...we believe [our properties] could not be replicated today on a cost-competitive basis."
Please provide supplemental support for these statements.

5. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

Prospectus Cover Page

6. We note the inclusion of red herring language in the cover page. Please supplementally advise the staff whether you have circulated the prospectus.

7. We note the disclosure regarding the intention to apply to list the shares on the NYSE.
Please refer to the note to Item 202 of Regulation S-K and advise or revise.

8. Please revise the third bullet point, the forepart of the summary, and the discussion of your structure in the summary to disclose the aggregate consideration, including the value of the units at the midpoint of the range, to be paid to affiliates for the initial properties.

Prospectus Summary, page 1

9. The overview of your business contains technical jargon that may be difficult for investors to understand. We note, for example, the terms "mission-critical applications," "off-market deal flow" and "highly improved."
Please revise to eliminate technical jargon and describe your business in clear, plain language.

10. Please eliminate cross-references from your summary and risk factor sections. Refer to Rule 421(d) of Reg. C.

11. Please revise the forepart of the summary to disclose the percentage of stock to be owned by affiliates after the offering, identifying those affiliates.

12. We note your references to contributing "partners." Please revise here and throughout to limit your use of the term "partnership" to those parties with whom you have agreements to share profits and losses. If you have no such partnership agreements, please revise to more accurately describe your relationships with those parties.

Our Competitive Strengths, page 2

13. We note you identify tenant diversification as a competitive strength. We also note that your top nine tenants account for over 50% of your portfolio. Please supplementally provide the basis for your belief that your tenant diversification provides you a competitive advantage over comparable companies.

14. Please revise the discussion of your "Proven Acquisition
Capability" to reflect your real estate acquisitions on an aggregate basis rather than a per year basis. Providing information on a per year basis is more appropriate in demonstrating a trend longer than two years.

Summary Risk Factors, page 4

15. Please conform the Summary Risk Factor section to changes made in response to our comments to the Risk Factor section.

16. Please add additional detail on the risks resulting from your estimated initial distributions. In particular, please disclose how you intend to fund any shortfall and any impact of such funding. In addition, please note that depending on the actual percentage, it may be appropriate to reference this risk on the cover page of the prospectus.

The Properties, page 6

17. Please define the term "Net Rentable Square Feet." In addition, please supplementally disclose the definition of "renovated" and confirm that the same definition was applied in all instances where the term is used.

18. Please disclose in footnote 5 that the option was granted by GI Partners. Please supplementally provide us with the option agreement.

19. Please revise to include summary disclosure in a separately captioned section, entitled benefits to related party and disclose with respect to each related party all direct and indirect benefits the party will receive as a result of the formation transactions.

20. Please revise to include summary disclosure in a separately captioned section, entitled conflicts of interest and disclose conflicts with any party receiving a benefit as a result of the formation transactions, including disclosure of conflicts involving your underwriters .

Structure and Formation of Our Company, page 8

21. Please expand your disclosure to clarify how you determined the amount of consideration and partnership units that will be given by the operating partnership in exchange for the percentage ownership of the properties.

22. Please expand to briefly disclose the formula for adjusting the number of limited partnership units to be issued in exchange for the initial properties and briefly describe the circumstances under which it may be adjusted.

23. Please supplementally disclose the status of your unsecured credit facility and the proposed new mortgage financing.

24. Please disclose the name and title of your executive officers who are currently members of GI Partners` management.
Our Structure, page 10

25. Please expand the diagram to show the percentage ownership of affiliates of the registrant and the percentage ownership of the entities that will hold the limited partnership interests in the operating partnership rather than including footnote disclosure.

Risk Factors, page 17

26. We note that the Camperdown House property will be held through a taxable REIT subsidiary. Please revise to include risk factor disclosure that because distributions to the REIT by a TRS are discretionary, such distributions may not be available for distribution to investors. Include disclosure regarding whether you will hold other properties through a TRS. Further, please revise the business section to discuss the reasons for holding this property and other properties in a taxable REIT subsidiary.

27. Some of your risk factors discuss multiple risks and should be separated into distinct risks presented under separate captions. For example:
* The first risk factor on page 17 appears to discuss both risks relating to your dependence on the technology sector and risks relating to many of your properties having tenant specific specifications; and
* The first risk factor on page 19 appears to discuss both risks related to the limited operating history of your portfolio, risks relating to your internalization of asset management and accounting functions for which you will initially depend on CB Richard Ellis, and risks relating to your lack of an operating history as a public company.
We depend on significant tenants, and many of our properties are single-tenant properties or are currently owned by single tenants, page 17

28. Please revise to identify the significant tenant leasing 11,000 square feet of net rentable space that is in bankruptcy.

Our properties depend upon local economic conditions, page 18

29. In the header to this risk factor, please reflect the risks of geographic concentration discussed in the second paragraph. In addition, please remove the last sentence of the second paragraph as it mitigates the disclosed risk.

Tax protection provisions on certain properties could limit our operating flexibility, page 19

30. Please revise the narrative disclosure in the risk factor to discuss the risk identified in the heading.

Payments on our debt reduce cash available for distribution to you and may expose us to the risk of default under our debt obligations, page 20

31. We note that you have agreed to make indebtedness available for guarantee by certain contributors of the initial properties. Please expand your disclosure to briefly state the amount of debt levels that you have agreed to maintain.

We may have difficulty managing our growth, page 21

32. Please consider deleting this risk factor as it is redundant with the preceding risk factor.

Failure to hedge effectively against interest rate changes may adversely affect results of operations, page 23

33. Please revise to clearly identify all derivative instruments in which you may invest in order to hedge risk and to disclose that upon completion of the offering you intend to enter into interest rate swap agreements for approximately $149.8 million of your variable debt. Also, disclose all associated risks for all of your derivative instruments, including, without limitation, risks such as basis risks, credit risk, and legal enforceability risks. Make clear that hedging strategies may reduce the overall returns on your investments. Describe in sufficient detail the policies and procedures implemented to address risks associated with the use of derivatives. If no such policies and procedures are in place, please disclose so in the risk factor section.

We may pursue less vigorous enforcement of terms of contribution and other agreements because of conflicts with certain of our officers, page 27

34. Please revise to briefly describe the conflicts of interest in connection with the contribution agreements and formation transactions apart from your vigorous enforcement.

Our charter and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, page 27

35. Please provide a brief reference to the other provisions of your organizational documents and Maryland law that might have anti-takeover effects, rather than just providing cross-references.

Affiliates of our underwriters will receive benefits in connection with this offering, page 30

36. Please explain how these conflicts of interest create risks for an investor.

The number of shares available for future sale could adversely affect the market price of our common stock, page 31

37. Please provide additional quantitative detail on the scope of the risk, including the number of shares and the time of the lock-ups.

Use of Proceeds, page 34

38. Please revise to separate out the sources and uses of proceeds of the offering from sources and uses of other funds needed for each specified purpose. See Instruction 3 to Item 504.

39. Please disclose the interest rate and maturity of the loan from GI Partners being repaid with the proceeds of the offering. Refer to
Item 504 of Regulation S-K.

Dividend Policy, page 36

40. Please disclose the percentage of your estimated annual dividend that will represent a return of capital and, if applicable, the percentage of the estimated annual dividend that will be funded using debt or these offering proceeds.

Capitalization, page 40

41. Revise to include a column, after the historical combined data, showing the combined effect of all pro forma adjustments prior to the receipt and use of the offering proceeds, followed by a pro forma as adjusted column that gives effect to the offering.

Dilution, page 41

42. In the table, please show the impact of the offering and the formation transactions separately, or supplementally explain your reason for not doing so.

43. Please include a table showing the difference in value paid per share or units by the continuing investors and the investors purchasing in the offering, or supplementally explain your reason for not doing so.

Selected Financial Data, pages 43-44

44. Please revise to explain how management uses FFO per share information to conduct or evaluate its business and in what way it provides meaningful information to investors (as the per share measure does not depict the amount that accrues directly to shareholders` benefit). Refer to Question 11 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

45. Please disclose the material limitations associated with the use of FFO compared to the use of the most comparable GAAP financial measure and how management compensates for the limitations.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 45

	Factors Which May Influence Future Results of Operations, page
47

46. Please provide a discussion of how operating expenses may influence future results of operations.

47. In your discussion of conditions in significant markets, please disclose your view of current trends in the Denver rental market as compared with the current lease terms of your Denver properties expiring in the next 24 months.

Pro Forma Operating Results, page 51

48. We note your discussion of the reclassification of management fees. Please supplementally disclose whether the asset manager`s operations with respect to the properties to be owned by the company following this offering were profitable.

Liquidity and Capital Resources, page 53

49. In your discussion of expected property capital expenditures, please discuss the estimated costs of your strategy to convert certain properties to collocation facilities. Please also consider discussing the estimated costs of the planned relocation of your corporate headquarters to the extent you expect such costs will be material.

50. Please provide a reference to your lock-up agreements with respect to certain contributed properties.

51. Please disclose, when known, details on the financial covenants in your unsecured credit facility.

Industry Background/ Market Opportunity, page 67

52. We note that you include lists of tenants for each property type in this section and in the section entitled "Description of Initial Portfolio on page 80. Please confirm that the listed tenants are representative of the complete tenant list for each property type and disclose the basis for inclusion of such tenants. For example, only four of the 15 listed tenants under "Telecommunications Infrastructure" and none of the six listed tenants under "Information Technology Infrastructure" appear in your "20 largest tenant" list on page 77.

53. We note your statements about the estimated average annual rent charged for collocation facilities and the fact that you have achieved "similar premiums." Please disclose the premiums you have achieved at your collocation facilities.

Business and Properties, page 71

54. Please conform this section to changes made in response to comments provided on the Summary section.

55. Please provide the disclosure regarding promoters required by
Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

56. Please disclose whether you have an operational website.

Our Competitive Strengths, page 72

57. We note your discussion of "Unique Partner Relationships."
Please consider adding a risk factor that discusses the importance to your business of the "off market" deal flow provided by CBRE, the reduced investment of CBRE in the company as a result of this offering and the possibility that CBRE might in the future dispose of its interests in the company and/or cease providing such deal flow.

Business and Growth Strategies, page 73

58. Please disclose the percentage of your leases, or an estimate thereof, that have expense pass-through provisions.

59. We note your discussion of "Convert Improved Space to Collocation Use." Please consider adding a risk factor that discusses the risks of such a strategy.

Historical Capital Expenditures, page 80

60. Please briefly describe why the non-recurring capital expenditures at your properties for the remainder of 2004 will be so much higher than historical figures.

Description of Initial Portfolio, page 80

61. Please provide all the disclosures required by Item 15 of Form S-11 with respect to the 10% properties. The descriptions of certain of the properties are missing information on real estate taxes, 10% tenants and nature of title.

Regulation, page 106

62. Please disclose what, if any, environmental reviews have been conducted on the properties in your portfolio. Please disclose whether there were any material issues raised as a result of the review and any remedial work conducted.

Management, page 108

	Directors and Executive Officers, page 108

63. Please provide the information required by Item 21 of Form S-11 for your two remaining director nominees.

Board Committees, page 110

64. When known, please disclose the members and chairpersons of your board committees.

Compensation of Directors, page 110

65. Please tell us supplementally whether Mr. Zerbst or any of your independent directors that are affiliated with a significant shareholder receive compensation from their employers that is related to such employer`s investment in the company. We may have additional comments.

Indemnification Agreements, page 118

66. Please provide a summary of the material terms of the indemnification agreements.

Certain Relationships and Related Transactions, page 119

67. Please revise to disclose the aggregate consideration, including the value of the units at the midpoint of the range, to be paid to affiliates for each of the initial properties and the basis for determining the consideration.

	Other Benefits to Related Parties and Related Party
Transactions, page 123

68. Please disclose that Mr. Zerbst is president of the CBRE entity that will hold the units and serves on the management committee of GI Advisor.

Principal Stockholders, page 137

69. Please supplementally explain why the vested long term incentive units in footnotes 5, 7, 8, 9 and 10 are not included in the table.

Shares Eligible for Future Sale, page 148

	Rule 144, page 148

70. Please add disclosure on the availability of Rule 701 of the Securities Act for resales of securities received by executives on the exercise of the options described on page II-3 of your registration statement.

Underwriting, page 170

71. We note the statement that the obligations of the underwriters to purchase the shares are subject to approval of legal matters by counsel and to "other conditions." Please revise to briefly summarize those other conditions.

72. Please confirm that there will not be a directed share program.

73. When known, please revise to identify the members of the underwriting syndicate that will engage in electronic distributions. Supplementally, please confirm that those underwriters have cleared their online offering procedures with the staff. If not, please provide a more detailed description of their online offering procedures, including screen shots and drafts of any communications those underwriters propose to use in the electronic distribution.

74. Please specify which underwriters have performed services for you in the past.

Financial Statements

General
75. Update your financial statements in accordance with Rule 3-12 of Regulation S-X.

76. Supplementally advise us of how you have complied with the financial reporting requirements of Rule 3-14 of Regulation S-X for acquisitions that were individually significant as well as those which were significant in the aggregate. Include in your response a listing of all acquisitions made in 2003 and 2004 as well as probable acquisitions as of now. Rule 3-14 requires financial statements of operating real estate properties acquired or to be acquired that are individually insignificant, if the acquisitions, in aggregate with other individually insignificant acquired or to be acquired properties exceed 10% of the registrant`s total assets as of the most recently completed year end prior to the acquisition date. To compute significance, combine individually insignificant properties into two groups: (a) properties you acquired during the most recently completed fiscal year, and (b) properties you acquired during the interim period and properties you probably will acquire. Determine the significance of each group separately.

77. Please tell us why you have not included financial statements for ASM Lithography Facility, AT&T Web Hosting Facility, Granite Tower and Stanford Place II for the interim period before their acquisition.

Pro Forma Condensed Financial Statements, pages F-4 through F-16

78. Revise the pro forma balance sheet to include a subtotal column to show the combined effect of all pro forma adjustments prior to the receipt and use of the offering proceeds, followed by a column giving effect to the offering and the final column giving effect to all pro forma adjustments.

79. Please disclose separately the components of the equity account on the face of the balance sheet (i.e., common stock, additional paid in capital).

80. Revise the third paragraph of note 1(A) relating to your consolidation policy of the operating partnership to address your consideration of other important rights that limited partners may have (i.e., right to replace the general partner or approve the acquisition of principal partnership assets). Refer to paragraph .09 of SOP 78-9.

81. Please revise the pro forma financial statements to give effect to the employment agreements and the management agreement with the exchange parties described on pages 114-117 and 121, respectively, or advise us why it is not appropriate to do so under Article 11 of Regulation S-X.

82. Include a footnote that explains how you computed pro forma earnings per share.

Digital Realty Predecessor

Note 2(a) Principles of Combination, pages F-26 - F-27

83. Please explain to us why the predecessor financial statements report the results of operations of only certain real estate subsidiaries of GI Partners along with an allocation of certain assets, liabilities, revenues and expenses of GI Partners rather than the results of operations and financial position of GI Partners. If the registrant will succeed to substantially all of the GI Partners key operating assets (i.e. real estate), we would presume full audited financial statements of GI Partners is necessary in order to provide investors with the complete and comprehensive financial history of the business. In your response to this comment, please tell us the total carrying value of GI Partners consolidated real estate properties and compare this value to the carrying value of the property that will be contributed to the registrant and the carrying value of the property GI Partners has granted a right of first offer.

84. Please clarify in the paragraph that bridges pages F-26 and F-27 what it means to grant a right of first offer in certain properties, disclose the terms of the offer, and identify the party to whom this right has been granted, and advise us. If this is a purchase right granted to the registrant, you should disclose whether or not management believes it is probable that the Company will acquire the properties. If it is probable, we believe you should include the historic financial information of the properties in the Predecessor financial statements along with an accrual for any payment obligation.

Note (2)(e) Purchase Accounting for Acquisition of Investments in
Real Estate, pages F-27 - F-28

85. Refer to the last paragraph of this policy note on page F-28. Please revise your policy for assigning value to acquired identifiable intangible assets, consisting of in-place leases and tenant relationships, to record these assets at their estimated fair values in accordance with paragraph 37e of SFAS 141. You current policy suggests you use a residual value methodology for valuing these assets, which we believe is not in accordance with GAAP.

Note 3 Investments in Real Estate, page F-31

86. Please revise to fully comply with the disclosure requirements of paragraphs 51-55 of SFAS 141.

Note 6 Asset Management and Other Fees to Related Parties, pages 66-
67

87. We note on page 19 that you will internalize certain management functions. Please revise to disclose the terms of the termination of the service agreement with your affiliate, the nature of the consideration given and received in these transactions and how you accounted for them.

88. Regarding your methodology for allocating the GI Partners asset management fee, clarify in Note (6) if the numerator of the ratio includes the investment in properties for which GI Partners have granted a right of first offer, discussed in Note (2)(a). If not, explain to us why it is not reasonable to do so.

89. Please revise to include a management`s assertion that the allocation method of asset management fees is reasonable. Refer to Question 2 of SAB Topic 1:B.1.

Part II. Information Not Required in Prospectus

90. Please provide the undertakings required by Item 37 of Form S-11.

Exhibits

91. Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Item S-K.

*  *  *  *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jorge Bonilla at (202) 942-1993 or Robert Littlepage, Assistant Chief Accountant, at (202) 942-1947 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445, or me at (202) 942-1766 with any other questions.



Sincerely,



Elaine Wolff
Special Counsel



cc:	Martha B. Jordan (via facsimile)
	Julian T.H. Kleindorfer
	Keith Benson
Latham & Watkins LLP



Digital Realty Trust, Inc.
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